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          APPLICATION FOR EXTENSION OF TIME FOR FURNISHING INFORMATION
                 PURSUANT TO SECTION 13 OF EXCHANGE ACT OF 1934


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.



                                  FORM 12B-25
                                  -----------

                          NOTIFICATION OF LATE FILING
                          ---------------------------

                             SEC FILE NUMBER 1-6110
                             ----------------------

                                  FORM 10-QSB
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                        FOR PERIOD ENDED MARCH 31, 1997
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                                     PART I


Full Name of Registrant:  International Basic Resources, Inc.

Address of Principal Executive Office: 2980 S. Rainbow Blvd.,
                                       Las Vegas, NV 89102


                                    PART II

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

                                    PART III

The subject report could not be filed within the prescribed period, without unreasonable effort or expense, due to numerous pending corporate changes, including pending changes in the articles of incorporation, requiring updated information in the Form 10-QSB.

                                   PART IV

(1) Name and telephone number of person to contact in regard to this notification: Patrick Magee. Tel: 714-403-1237

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the

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Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                 Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 No


                      INTERNATIONAL BASIC RESOURCES, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 5, 1997                                  By  /s/ Patrick Magee
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                                                       Patrick Magee, President